Filed by The South Financial Group, Inc.
                                                  Pursuant to Rule 425 under the
                                             Securities Act of 1933, as amended,
                                        and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934.

                                Subject Company: The South Financial Group, Inc.
                                                    Commission File No.  0-15083




SOUTH FINANCIAL GROUP (TSFG)
Q2 2003 FINANCIAL RELEASE CONFERENCE CALL
Tuesday, July 15, 2003 10:00 am


OPERATOR

Good morning and welcome to The South Financial Group second quarter earnings release conference call. All participants will be on a listen-only mode until the question and answer session of the call. This conference is being recorded at the request of the South Financial Group. If you have any objections, you may disconnect. At this time I'd like to introduce your conference host Mary Gentry, director of investor relations of The South Financial Group. Ms. Gentry, you may begin.

---------------------------------------------

MARY GENTRY

Good morning, thank you for joining The South Financial Group's second quarter conference call and web cast. Mack Whittle, our CEO will begin the call with highlights for the quarter. Then, Bill Hummers, our principal financial officer, will review the financial results and provide assumptions for the last two quarters of 2003. Next Mike Sperry, our chief credit officer, will discuss credit quality. Mack will then finish up by commenting on the fundamentals that are driving our performance.

We will follow these remarks with an analyst question-and-answer session. Presentation slides which accompany this morning's remarks are available with our web cast or in the investor relations section of our Web site under presentation. Our quarterly financial data supplement, which includes the reconciliation of GAAP results and non-GAAP performance measures is also available on our Web site. Before we begin I want to remind you that a number of our comments today constitute forward-looking statements, and are subject to risks and uncertainties. We disclaim any obligation to update such forward-looking statements to reflect events or circumstances that occur after today. Our actual results may differ materially from those set forth in these forward-looking statements. Please refer to our reports filed with the Securities & Exchange Commission for discussion of factors that may cause such differences to occur.

In addition, I would point out that our presentation today contains non-GAAP financial information, which management uses in its analysis of TSFG's performance. In particular, a number of measures presented adjust GAAP information to present cash basis performance measures, and to exclude the effects of non operating items, such as merger-related costs, gains or losses on asset sales, and other non-operating expenses. We believe that the presentation of non-GAAP financial measures provides useful supplemental information and better reflects our core operating activities. However, these measures shouldn't be viewed as a substitute for GAAP operating results and furthermore, our non-GAAP measures may not necessarily be comparable to non-GAAP performance measures of other companies. .

Now, I'd like to turn the presentation over to our president and CEO, Mack Whittle.

---------------------------------------------

MACK WHITTLE

Thanks Mary, and good morning everyone. We are very pleased to report record earnings in our ninth consecutive quarter of operating earnings per share growth. During the last nine quarters we've increased our operating EPS at a 41% annualized rate. We've delivered another quarter of solid financial results, another quarter of outstanding earnings progress, and another quarter of meeting our financial projections. We're executing our business plan and delivered the results we promised you last quarter.

Let me go over the highlights as we see them for this quarter. Our net income per share increased to record levels, up 48% versus second quarter of 2002. Our operating EPS increased to record levels and represented the ninth consecutive quarter of growth. Top line operating revenue driven by non-interest income grew 31% over the second quarter of last year, and 5% over first quarter of this year. We successfully increased fee income with non interest income making up over 23% of total operating revenue. We continued our favorable credit quality trends with a decline in non performing asset ratio and in charge offs.

As expected, quarter-to-date annualized loan growth exceeded 15%. I'll discuss this in a little more detail later. Core deposits increased at a 22% annualized growth rate, driven principally by a money market account. We increased net income over the first quarter of 2003 despite challenging interest rate environments. And we announced a pending acquisition of Mountain Bank Financial Corporation. With this acquisition we will be one of the 50th largest financial institutions in the U.S. Last quarter, our EPS growth rate of 35% placed us among top performing banks in the U.S. The American Banker prepares a list of publicly traded banking companies and ranks them by EPS growth rate. Last quarter, we ranked 21st on this list. This quarter, our GAAP EPS growth rate is even higher at 48%. These results demonstrate our discipline and our focus on achieving superior financial performance and building long-term value for our shareholders. With this overview, I'd like to now turn the presentation over to Bill Hummers, for a further review of our financial results.

---------------------------------------------

WILLIAM HUMMERS

Thank you, Mack. We're pleased to announce another excellent quarter with net income for the second quarter of 2003 of $22.7 million or 48 cents per diluted share. This represents a 48% increase over our second quarter 2002 net income of $15.3 million or 37 cents per diluted share. For the six months ended June 30, 2003, we recorded a 50% increase in net income. For these six months, our net income was $42.7 million or 89 cents per diluted share compared to $28.4 million or 68 cents per diluted share for the comparable period in 2002.

During the three months ended June 30, 2003, we incurred several items we could historically consider to be non operational. These items included merger related costs of $382,000 associated with the prior year acquisitions, gain on the sale of available for sale securities of $3.2 million, impairment on a fixed asset of $268,000, and a gain on the sale of deposits of $601,000. After adjusting the results for these non-operating items, including the related income tax effect, we reported operating income of $20.6 million or .43 cents per diluted share for the quarter. Net interest income increased by $701,000 from the first quarter of 2003, due to a 26% annualized increase of average turning assets. The net interest margin of 3.32% for the second quarter was down from the 3.54% for the first quarter. This decline was largely attributable to higher investment security balances, which generally have a lower yield than loans.

The total average loans outstanding during the second quarter were 12% higher on an annualized basis than the average for the previous quarter, while average deposits during the second quarter were 21% higher on an annualized basis compared to the first quarter. We continue to see solid growth in our freedom money market accounts, which is priced at 50% of the current. This account while currently at the upper end of money market rates position us well for when interest rates are increased.

We continue to see meaningful improvement in our non-interest income. Our total non-interest income for the quarter was $24 million, which represents a 4.1% or 21% increase over the previous quarter, and is an increase of 10.6% or 79% over the 2002 comparable quarter. This increase is made up of several key components. Service charges on deposit accounts have increased from $5.4 million in the second quarter of 2002, to $7.6 million in the second quarter of 2003, an increase of 40%. Mortgage banking incomes doubled from $1.3 million in the second quarter of 2002 to $2.6 million in the second quarter of 2003.

Additional increases came from almost all of our other sources of fee income. Non interest expense totaled $50.1 million during the second quarter of 2003, which represents a $14.3 million or 40% increase from the second quarter of 2002, and a $1.2 million increase over the first quarter or 2.5%. This increase over the second quarter of 2002 is due primarily to the additional non-interest expenses associated with the 2002 mergers, which occurred during the second half of the year.

The increase over the first quarter is largely from higher personnel costs associated with our April acquisition of an employee benefit plan administration company and higher incentive compensation payable from Elevate and commercial loan lending incentives. The remaining expenses excluding merger related costs were relatively flat except for merchant processing expense, which was offset by our related revenue increases and higher professional fees related to deposit pricing and fee incentives.

The provision for loan losses was $5.2 million for the second quarter, compared to $5.5 million from the previous quarter and $6.2 million for the second quarter 2002. As you will recall, we acquired loans in October 2002 from the Rock Hill Bank & Trust and segregated certain identified problem loans into a separately managed portfolio. In our press release we include two sets of credit quality measures: one including and one excluding the Rock Hill workout loan. Mike Sperry will address credit quality in more detail in a few minutes. But first I want to update you on the progress of our merger transactions as well as provide an update on our capital levels and our earnings outlook.

On April 30th, we acquired an employee benefit plan administrator for an initial purchase price of $3.5 to $5.7 million in stock, depending upon whether the five year goals are met. We anticipate pursuing additional similar small acquisitions, which are designed to enhance non-interest income in future quarters.

On May 14th we announced our proposed acquisition of Mountain Bank Financial Corporation in an all-stock transaction valued at approximately $137 million. Mountain Bank, the largest community bank headquartered in west North Carolina, operates 19 branch offices in 11 counties in western North Carolina and has approximately $960 million in assets as of June 30. The transaction is subject to regulatory and Mountain Bank shareholder approvals. The regulatory applications for the approval of the merger transaction have been filed. The transaction is going as anticipated and we expect to close it in October 2003. We anticipate incurring $11 million in direct acquisition costs, $1.5 million in non-compete agreement costs and $4.5 million in merge-related expenses. Goodwill is expected to increase by approximately $82 million as a result of this transaction. Mountain Bank shareholders will receive $32.50 per Mountain Bank common share, payable in TSFG common stock.

The TSFG common stock will be valued based on a ten-day trading average immediately subsequent to the Federal Reserve consent subject to pricing costs. We believe that we can achieve cost savings of approximately 20% related to this acquisition and anticipate the merger will be slightly accretive in the first full year. This estimate does not include any anticipated revenue enhancements.

In June we filed a universal shelf statement with the SEC to provide additional flexibility to the company in managing our capital levels, both in terms of debt and equity.

Now I'd like to provide you with a brief update regarding the assumptions that we've been using in our estimates for the remainder of 2003. First, we anticipate a stable economic outlook for 2003 with no additional changes in interest rates. We expect low double-digit loan growth to continue. Except for the addition of Mountain Bank, total earning assets will be lower in the low single digits as we begin to replace securities with loans.

We expect third quarter net interest margin to be relatively unchanged from the second quarter, as high-yielding loans will offset the margin pressure from lower interest rates. The provision for loan losses is expected to range from $5 to $6 million a quarter in the third quarter and from $6 to $7 million in the fourth quarter including the impact from the Mountain Bank acquisition. Annualized net loan charge offs are anticipated to be between 40 and 45 basis points for the remainder of the year.

Total non-interest income is expected to be approximately $21.5 to $22.5 million in the third quarter, increasing to approximately $25 to $26 million in the fourth quarter including the Mountain Bank acquisition. Quarterly non interest expenses before merger costs should remain flat at approximately $50 to $51 million in the third quarter, increasing to approximately $55 to $56 million in the fourth quarter due to the Mountain Bank acquisition. The dividends to minority interest and consolidated subsidiaries are expected to continue at approximately $1 million per quarter net of tax. The effective tax rate is anticipated to remain at approximately 32% for the remainder of 2003. Now I'd like to turn the discussion over to Mike Sperry to provide additional information on our credit quality.

---------------------------------------------

MICHAEL SPERRY

Thank you Bill. Good morning. To facilitate analysis of our credit quality trends we provided as Bill mentioned in addition to our GAAP numbers, credit quality data that exclude the Rock Hill workout loans. I'm going to focus on these core numbers, and discuss the workout loans separately. I will also briefly address Mountain Bank, specifically its potential impact on our credit quality trends.

Our core ratios continue to reflect improvement. At quarter end, loans past dues 30 days or more were 1.32% of loans, one basis point higher than at last quarter end. Commercial and consumer past dues at 1.14% and 1.17%, respectively were both lower for the third consecutive quarter end but mortgage loans delinquencies jumped from 4.93% in March to 6.54% in June. While this increase is a concern, mortgage loans were only 3.2% of total loans at quarter end. That's $146 million. Year to date losses in this portfolio are tracking below last year's level and we really don't anticipate material problems in this portfolio.

For the fifth consecutive quarter, non performing assets declined as a percentage of loans plus foreclosed property, from 0.87% in March to 0.85% in June. The dollar total increased slightly about $497,000 but would have declined had scheduled closings on two loans totaling $2.6 million not slipped into the third quarter. Core charge offs were 39 basis points on average loans, a significant improvement from last quarter's 50 basis points. While we expected improvement we did better than we thought because we had higher than expected commercial recoveries. In the last half of the year we expect our non-performing asset ratio to continue declining and we think our net charge off ratio will be comparable to that of the second quarter. We do not anticipate dramatic improvement in either ratio, unless the economic climate improves significantly and that does not appear likely in my view.

As anticipated last quarter, significant improvement occurred in the Rock Hill workout loan pool. Non-performing assets declined to $7.1 million from $32.7 million at the end of March to $25.6 million at the end of June. Charge offs for the quarter were $2.7 million down from $4.1 million last quarter and were again fully absorbed by preexisting reserves.

Total outstanding declined $13 million ending the quarter at $50.6 million. We had charge offs of $2.7 million, payoffs of $2.9 million and we transferred $7.4 million in performing loans out of the pool. We expect continued improvement in the workout pool over the remainder of the year. We're off to a real good run in this quarter.

Regarding Mountain Bank, if you've seen their second quarter press release you know that they reported significant improvement in loss levels and delinquency levels. Non-performing assets rose slightly but most of the increase was the reclassification of a former branch site to OREO. Non-performing loans and foreclosed properties were essentially flat. These results are encouraging and we think may signal the beginning of improved trends.

We reviewed Mountain Bank's credit policies and loan administration process during our due diligence review. Those systems were installed approximately 18 months ago. We were pleased to discover that the current underwriting standards and credit approval process of Mountain Bank are very similar to ours. Its problem loan management system is not as robust, but its problem assets are not large, are typically real secured, and have minimal loss exposure. Our preliminary test of reserve adequacy tended to substantiate current reserve levels, which are higher than ours at 1.62% of loans. We are now in the process of assigning our risk ratings to the bank's portfolio and confirming this finding. In short, we are not concerned that Mountain Bank's portfolio contained abnormally high levels of problems or loss exposures.

So in sum, we had another good quarter. We anticipate continued progress this year, and Mountain Bank should not adversely impact our credit quality trends. The wild card, of course, is the economy. It continues to resist efforts to reinvigorate it, and we continue to caution against concluding that we are immune to this reality. As we've discussed in the past, changes in our watch loan levels have proven to be a reliable indicator of changes in the business climate in our markets.

In the first quarter, our watch loan levels subsided for the first time in several quarters, suggesting that the environment may be improving. But it swelled again in the second quarter, not back to the 2002 year-end level but up nonetheless. The question is, is it racketing down or is it beginning new growth rate? It is too soon to predict, but one thing is clear. The longer the economy remains in the doldrums, the greater the risk to our credit quality trends. Now back to Mack.

---------------------------------------------

MACK WHITTLE

As you've heard we're building strong fundamentals and benefiting from operating in superior southeastern banking market. We have outstanding people running our markets and our functional areas. Our team is in place and focused on achieving superior financial performance. This quarter we demonstrated that by realizing 15% loan growth, better-than-expected non interest income growth, and continued favorable credit quality trends.

First on loan growth. We expected our loan growth to be strong this quarter, and it was. We operate in some of the best markets in the Southeast and are gaining business in all of our markets. We continue to move market share from several large competitors including those going through system and customer conversions. We are also leveraging our Florida markets and capturing additional business from existing customers due to higher post-merger lending limits. We continue to redefine and develop our Elevate sales process as a way to manage our lines of business. For example, we recently held a one-day business to business call blitz and generated over $100 million in loan opportunities during that one day. Call blitzes have become a part of the Elevate process and a part of our culture, and typically generate over 400 calls in a single day.

Our non-interest income growth, we set aggressive non-interest income goals for the second quarter, and we exceeded them. Our service charges on deposit accounts were up 9% from the first quarter, and 40% from last year. This was from significant transaction account growth, fee increases, and expanded cash management services that we talked about last quarter.

Our strategy of focusing on mortgage originations and adding mortgage originators was well-timed. We had another quarter of strong mortgage banking income, up 18% from the first quarter, and double second quarter of last year. We added 16 additional originators in the second quarter, continued
re-financings, and had limited impairments on servicing rights. Our Elevate sales process that is both retail and business is working and provides a foundation for the evolving and sustainable sales culture.

Our fee income growth including insurance income, debit card income, customer service fees, transaction account growth, and loan growth demonstrate that significant progress. When we introduced Elevate, as many of you remember, in November of 2001, we sold a little over one product per sales FTE per day. We now sell close to 3 products per sales FTE per day, and our goal is 4 by the end of this year. As well, we have products sold per household of 3.5. This has had a direct impact on our non-interest income as you might well imagine. For the quarter, non-interest income growth represents over 23% of total revenue. We are approaching our goal of 25% of total revenue and encouraged by this progress.

Now let me spend a few minutes and talk about our acquisition strategy. We have a disciplined acquisition approach with three well-defined goals as we look at potential candidates. First, the acquisition must strategically enhance our franchise and be in one of our identified high-growth Southeastern banking markets. We expect all acquisitions to be accretive to cash EPS and stated financial goals within 12 months. And we only look at companies with similar banking cultures and shared super-community banking objectives.

This quarter, we announced the pending merger of Mountain Bank Financial Corporation. This merger meets all of those goals. Mountain Bank operates in very attractive western North Carolina markets, including Hendersonville and Asheville, which were targeted for expansion by us for many years. It is a logical expansion of our franchise into a neighboring community of Greenville which shares our upstate media market.

We expect an accretive financial impact based on 20% cost savings, and excluding any revenue enhancements. And our companies share a common community bank operating philosophy that focuses on taking care of our customers. In addition, we have a proven integration methodology, and an experienced team to deliver that. We demonstrated that successfully in our recent integrations of Gulf West, Rock Hill, and Central Bank of Tampa. Our team is already assembled and is already working on another seamless integration with Mountain Bank.

In addition, with our strategy to grow non-interest income to peer levels, we're also looking at acquiring insurance agencies, similar to our acquisition of Gardner Associates last fall. During this quarter, as Bill pointed out, we purchased American Pensions Inc., a benefit plan administrator. Also a few weeks ago we announced the establishment of an investment management firm to manage assets for our customers. These initiatives are working out very well and are part of our efforts to leverage our customer base and realize non-interest income opportunities.

Setting multiple year financial goals has proven to be a very effective management tool and an effective way to focus our team. As we have said before, management's current three-year strategic goals are a 14.50% ROE and a 1.25% ROA by the end of 2003. We believe we are on track to be at or very near these goals. As we near the end of this current three-year period, we are very pleased with what we've accomplished. And based on our stock price performance, it appears that the market is pleased as well. However, as we have said before, this three-year period is not the end. It is merely the first stage. Our team is currently developing another three-year plan that will set goals based on a new peer group that is high performing banks. This is all a part of our continuing focus on profitability and achieving above peer group returns. We plan to rollout this new plan, this new three-year strategic plan, sometime in this third quarter.

During the past year we completed four acquisitions, announced one other acquisition. Acquisitions as you know generate intangible assets. Therefore, in analyzing returns we find it useful to examine cash returns when comparing our returns to our peers. Our cash return on tangible equity for the second quarter of 20.8% exceeds our peer group average of 17% for the previous quarter. We expect to end 2003 with cash returns on tangible equity above our peer group average. As we go forward, we will look closely at our performance measures on a cash basis, which is something we believe the investment community is already doing.

In summary, we had an outstanding quarter. For the ninth consecutive quarter, operating EPS increased. Our annualized EPS growth during this period exceeded 40%. Year-to-date loan growth met our double-digit growth projections. We are increasing our non-interest income stream and approaching the goals we've set of 25% of total revenue. And we continue to report favorable credit quality trends. Our financial performance demonstrates the successful execution of our plan and the focus of our management team. And with that, I'd like to open it back up for questions.

---------------------------------------------

OPERATOR

Thank you sir. At this time, if you would like to ask a question please press star then 1 on your touch-tone keypad. If you are using speaker equipment, you may need to lift your handset prior to pressing star 1. To withdraw your question or if your question has already been answered, please press star 2. Once again, that's star 1 if you would like to ask a question and star 2 to cancel. One moment please, while the questions register. Our first question is from Jeff Davis of FTN Financial Securities.

---------------------------------------------

JEFF DAVIS

Good morning. Good quarter, gentlemen. Two-part question. Mack, first part to you. Could you comment on what you're seeing with regards to Wachovia within South Carolina, any change in their operation? I know you're pulling a little bit of market share from those guys, but color there, and then to the extent you could provide it in Florida. And then let me go ahead and just do the second part. And it relates to margin. Margin guidance is flat or I assume roughly flat for the coming quarter. And I would assume the securities portfolio yield give up is close to over with the yield this quarter at 3.8%. But the Fed just cut rates 25 bps and you've gotten your cost of funds down nicely. What are the dynamics that hold the margin here?

---------------------------------------------

MACK WHITTLE

Jeff, this is Mack. We are, you know, one of the things that we've been able to do in South Carolina, primarily because of our size and now we've got a very robust treasury services area, and we picked up some of the corporate services that we didn't have before, most of that is a function of our increased size. We've also picked up a number of the old SCN Wachovia now new Wachovia corporate employees who have really helped us boost our loan business with the local South Carolina companies that we were not banking. So we are seeing a substantial amount of growth in South Carolina. And in the markets that we're in South Carolina have continued to do well, you know, in these downward economic times, we still have seen pretty good growth in those markets that we're in South Carolina.

As we look at Florida, you need to remember that this time last year, we weren't in Tampa. And today we've got a billion dollars in assets in Tampa. And a franchise that basically covers the whole Tampa/St. Pete market. So our ability to not only make larger loans by putting those two banks together and leveraging off the whole franchise, we're also able to go after some of that market and many people don't realize that Tampa really is the second largest market in the southeast. It's, you know, right behind Atlanta and a lot of the things that they do. They have the second highest number of Fortune 500 companies. So it is a great market for us and we have good market coverage and presence there.

On the margin, I'll address that and let Jim Monroe and Bill Hummers who are here as well. Our loan growth really started in the early part of the second quarter. We really didn't get the Florida franchise geared up and going until the second quarter, and many of those loans closed in the latter part of the second quarter. We still see an incredible pipeline of loans, many of which we hope it would close in June, but really spilled over into July as Mike pointed out. So the loan growth there, we still see that fairly strong. And as those loans come on, then you'll begin to see the securities begin to come off. So I think the guidance we've given is that the earning asset base will be fairly flat. But there will be a replacement in earning assets from securities to loans. We're probably a half a quarter late on that strategy coming out, but it is fully in effect now, and I think you'll begin to see that securities portfolio come down nicely as we move into the third and fourth quarter. Bill, you or Jim want to comment?

---------------------------------------------

WILLIAM HUMMERS

I think what Mack said was fine. We're about a half a quarter behind in executing our strategy of replacing securities with loans. So since loan growth has picked up, we'll be - the investment portfolio will be starting to shrink to be replaced with loans.

---------------------------------------------

JEFF DAVIS

OK. And then Bill, within rough parameters, assuming the Fed doesn't cut again and the curve doesn't flatten from the long end, has the margin then come close to finding a floor here, and I should know off the top of my head, but I can't remember what Mountain Bank's margin is, we'll get a little delta from that.

---------------------------------------------

WILLIAM HUMMERS

There will be a little change from Mountain Bank's margin. Their margins are a little bit higher than ours but overall we'll absorb them in. We think the margin, as we said in our guidance, the margin over the remaining part of the year will be essentially flat.

---------------------------------------------

JEFF DAVIS

OK. All right, very good, thank you.

---------------------------------------------

WILLIAM HUMMERS

Thank you.

---------------------------------------------

OPERATOR

Our next question is from Gary Tenner from Sun Trust Robinson.

---------------------------------------------

GARY TENNER

Good  morning.   Quick   question,   you  mentioned   about  [$2.6]  million  of
non-performers did not close in the second quarter. Should we assume that those have closed already in the third quarter?

---------------------------------------------

MIKE SPERRY

You can assume they will close. As it turns out they have not yet but they were not scheduled to yet, but they will go out in the third quarter.

---------------------------------------------

GARY TENNER

OK, great. And just I wonder, Mack, if you could give some comments on what you're seeing on the acquisition front down in Florida as far as pricing and expectations?

---------------------------------------------

MACK WHITTLE

Well, first, let me say this. You know, our goal is to try to have two clean quarters between acquisitions. So what we want to make sure we demonstrate to the market is discipline in what we do and the acquisitions we make, but then we think it's important to show that we did in fact integrate it properly and we did in fact get the accretion that we talk about so we think it's - our preference is two to three quarters, clean quarters between acquisitions. That is not always the case but that should be the case more often than not. Having said that, you know, there are not a lot of banks really that are of any size that are in our footprint in Florida. You know, maybe a handful, five or six.

We have continuing conversations with all of them in various stages of where they are and where they want to be. We're just trying to position ourselves so that when they do make that decision that we're able to move forward. I think that the FNB transaction is an interesting transaction. I think that as well as the Provident pricing, really should speak to the recent sell of the Provident branches, should really speak to what we're doing with the value of the franchise by growing Florida. Because Florida truly is a premium market or at least the banking environment thinks that it is a premium market. And I think it's demonstrated by the price Provident got for the deposits that they sold there as well as the way this FNB transaction has unfolded. Gary, does that answer your question?

---------------------------------------------

GARY TENNER

Yes, it sure does. You know, I just wonder if you could comment on what you're seeing as far as what expectations are on the seller's side. Do they continue, I imagine they continue to be quite high based on recent transactions but is there any change?

---------------------------------------------

MACK WHITTLE

Go back and look at our acquisitions and we have been able to -- we try to look at deals that are out of the cross hairs of everybody else and we try to offer some strategic advantages that some of the larger guys can't offer. And you know, we try to do that. And again, we're going to be disciplined. I mean, we walked away from at least two acquisitions in Florida last year that were -- that the pricing got beyond what we felt was, would keep us within our financial parameters. You know, we've got a financial model that we use when we look at these acquisitions, and we try to use reasonable assumptions in that. And if the price gets outside of the range of keeping us still on track to meet these financial objectives that we've stated to all you folks, then we'll back away from it.

---------------------------------------------

GARY TENNER

OK. Great, thank you.

---------------------------------------------

OPERATOR

Our next question is from Robert Albertson of Sandler O'Neill.

---------------------------------------------

ROBERT ALBERTSON

Good morning.

---------------------------------------------

MACK WHITTLE

Good morning.

---------------------------------------------

ROBERT ALBERTSON

Want to just go back quickly to the margin. As you get the richer shift in earning assets toward loans and the securities decline, what would be the implications in terms of gains and losses on those securities and your philosophy? And then secondly, Mack, if rates go up a 100 basis points over the next 12 months, can you kind of dimension what that would mean for your margin or more importantly your net interest income?

---------------------------------------------

WILLIAM HUMMERS

This is Bill Hummers. I think Jim Monroe, who runs our investment area, may be able to address that first part of your question better.

---------------------------------------------

JIM MONROE

Yeah, the pay downs in the portfolio, just the natural attrition in pay downs from the mortgage securities we have, represent about 3.5% of the balance a month. That's around $100 million. So we believe we can more than meet any monthly loan growth numbers just with natural pay-downs without having to actually sell any securities.

---------------------------------------------

MACK WHITTLE

Our loan growth, projected loan growth, and you can see, runs about $50 to $60 million net a month. And the securities are rolling off to the tune of about $100 plus million a month.

---------------------------------------------

ROBERT ALBERTSON

OK.

---------------------------------------------

MACK WHITTLE

And this is, again, this is all by design. This is kind of what we talked about two and three quarters ago. And this was the plan, as we said we're probably -- the loan growth piece is a little probably half-a-quarter behind where we thought it would be.

---------------------------------------------

ROBERT ALBERTSON

Good, thank you. And then, the outlook if rates rise?

---------------------------------------------

BILL HUMMERS

I would expect our net interest margin to go up if interest rates go up a 100 basis points.

---------------------------------------------

ROBERT ALBERTSON

Well, but I mean, meaningfully or modestly?

---------------------------------------------

BILL HUMMERS

Probably modestly.

---------------------------------------------

ROBERT ALBERTSON

Thank you very much.

---------------------------------------------

MACK WHITTLE

Most of our loans, probably 60% of our loans Mike, are tied to prime and are indexed. So you know, we get a nice kick. We don't have a large mortgage portfolio, as Mike pointed out that's $130 to $140 million. So you know, we see some very positive things if rates can move, start moving up.

---------------------------------------------

ROBERT ALBERTSON

Thank you very much.

---------------------------------------------

OPERATOR

Our next question is from Todd Hagerman of Fox-Pitt.

---------------------------------------------

TODD HAGERMAN

Good morning.

---------------------------------------------

MACK WHITTLE

Good morning.

---------------------------------------------

TODD HAGERMAN

Couple of questions. Just some further clarifications, just in terms of the margin and some of the dynamics in the quarter. If you could maybe comment a little bit in terms of the hedging gains that you've recognized this quarter, the $1.2 million, and you know, what your outlook there is for the next couple of quarters given the rate environment. And then Mack, maybe if you could provide a little bit more color in terms of on the deposit side and just looking at some of the yields, and you mentioned the freedom money market account, I guess. Just talk a little bit more in terms of the deposit gathering efforts, and kind of what you're seeing, where it's coming from in terms of new household, the Elevate program, is it existing household kind of growth, any color you can add there would be helpful.

---------------------------------------------

WILLIAM HUMMERS

Why don't we let Jim Monroe talk about the hedging gains and then Mack, if you want to talk about that.

---------------------------------------------

JIM MONROE

No problem. The hedging is from the sale of covered calls against securities that are either already in the portfolio or we've committed to buy into the portfolio. It's the type of thing that we take what the market gives us. This was a very good quarter for doing that. Our expectation for the next quarter is that it would not be quite that high on the order maybe of 50% of what we did this last quarter. But that's what that revenue represents.

---------------------------------------------

MACK WHITTLE

On the deposit side, we are, in our approach, and Elevate is a piece of this, when we have our blitzes, we are leading more with deposits than we are with loans now. We have a very competitive treasury management, cash management product now. We have staffed up that cash management area, both in South Carolina and now in Florida. And we're beginning to realize some very large deposit accounts from that, as well as some non-interest income. We picked up some very lucrative non-interest income relative to cash management products and services. But really, probably, the grass roots aspects of Elevate, the ability to have and incent everyone in the company to generate deposits has been incredibly successful. We have numerous campaigns during the course of the year. We've had one that was tied to basketball. We called it hoops hysteria and we had everybody in the company involved in it. We generated over $200 million in net new deposits as a result of that program.

And we paid incentives to our employees for that. Our incentive payout, these are to non-executive and non-officer employees, these are hourly folks that are getting these deposits. Our payout this year will exceed $1 million in incentives related to Elevate, the Elevate program. But it is an incredible power to have that many people out soliciting business, asking for business, whether they're at church or the dentist or you know, in their offices identifying the need of a customer, and soliciting. Again we focus from time to time on various products. But the deposit piece was driven primarily by this hoops hysteria.

We currently got a hot rod 100 program going on where we're promoting HELOCs, the second mortgage product, and we have set a goal there of $100 million. And we're well on track to breakthrough that as well. But it is the power of everybody being engaged in a specific direction after a specific product that is what's driving the deposit and the loan growth to a large degree.

Now, you know, we've got some competitive ideas and we've got some new markets. So -- and you got to realize, too, that we're not lead market share in most markets that we're in, especially in Florida. So the growth potential for us in Orlando, Tampa and Jacksonville is incredible. The lead market share is controlled by, you know, SunTrust, Wachovia and Bank of America, and in all three of those Florida markets together they have over 50% of the share. And we're at 2% in most of those markets. So our potential, you know, now that we've got competitive corporate products, and we've got -- we can lend competitively with these guys, and we have folks that know those markets. We think the ability to continue to grow from that perspective is great.

---------------------------------------------

TODD HAGERMAN

Great, thanks, Mack.

---------------------------------------------

OPERATOR

Our next question is from John Kline of Sandler O'Neill.

---------------------------------------------

JOHN KLINE

Hi guys. Great quarter. I apologize if you might have gone over this before. But I was just kind of curious, in the, you know, the breakout of your loan growth, 15% really dynamite. Especially, you know, in this market. Just wondering, you know if you could quantify how much of that you were able to capture from your competitors, especially Wachovia. And kind of what the distribution is, Florida versus South Carolina, and was it predominantly commercial, or you know, consumer-related?

---------------------------------------------

MICHAEL SPERRY

Do you want me to try to handle that, Mack?

---------------------------------------------

MACK WHITTLE

Yes.

---------------------------------------------

MICHAEL SPERRY

John, this is Mike Sperry.

---------------------------------------------

JOHN KLINE

Hi, Mike.

---------------------------------------------

MICHAEL SPERRY

I don't have detailed statistics but I have got a pretty good feel for it. I see every new loan of over $5 million that comes to the bank comes across to my desk. Over the last quarter just looking back, one component of the growth has been our indirect lending in Florida which has been very good. And it has grown at a pace of 18 to 20% over the quarter just the normal pace of growing indirect paper from dealers which has done very well. Our delinquencies in that portfolio are very low, lower than .92%. The industry average is 2%. So, we are real comfortable with how well that's managed as far as quality paper we're buying. We are letting it grow because it is a source of growth. Beyond that we have also had good success with loans to larger companies who need to borrow $50 million, don't want to go through the hassle of the syndication process where a bank comes in and makes a loan and gets 15 syndicate partners and charges 2% fees for everybody in it. And maybe another bank like Wachovia or like SunTrust or South Trust offer to put a club deal together to put two banks together and we do 15 and they do 35. We found good success in opportunities like that because the customers are real sick of that syndication stuff and if it's a local company, owner managed, they like what we call club deals.

So, we've done a considerable amount of that over the last quarter. The third piece is, now that we have a successful very competitive array of products for cash management we can handle the treasury services functions of a company that's got $50 to $100 million a year in revenue. We're going into companies that in the past we could have loaned money to but since they had their loans over where the cash management was they just weren't really interested in doing anything but giving us a loan. We like relationships so we passed on those. Now we are able to go in and attack with a cash management product and get the loans.

So, a big part of it has been on the upper middle market component on the commercial side. The activity in Florida is strong, the population growth is still outstanding down there, much better in Jacksonville than it is in Orlando but it is still strong in Orlando. Of course, we are just beginning to know Tampa and there are a lot of opportunities in Tampa. Lot of good development loans there, construction loans on condos and in middle market companies, who are anxious to find a local bank that will do business with them. I'll just give you one story. There's a company in South Carolina, one of the largest Fortune 500 companies in our part of the country and we have never banked them before, Sunoco products that's who it is. We got a chance to get in on that credit facility this year and we frankly didn't think we had much of a chance to get in it. But when they heard that there was a local South Carolina bank that would like to be a part of syndicate, they said let's get them in there. They were excited about that and we were very impressed that they wanted a local bank in their syndicate. Even really large companies like the idea of a local bank, so that's kind of where it has been.

---------------------------------------------

OPERATOR

Our next question is from Jefferson Harralson of KBW.

---------------------------------------------

JEFFERSON HARRALSON

Most of my questions have been answered. Let me just ask you some questions I may have missed some of this. On the Rock Hill Workout bank is that going in-line with your expectations or has there been any changes that would surprise you positively or negatively?

--------------------------------------------

MICHAEL SPERRY

The Workout bank has gone exactly as we expected, you know, when you plan something like this you build a graph and say we are going to work through these loans so you draw a straight line down where it is to zero, but it is never quite a straight line. And the first 90 days to 120 days, we went backwards instead of forwards, but in the middle of this last quarter it started to all come together. You can see the results of this quarter, how it's come down, we really think, it is going to roll right down to where we had thought it would be by year end. The best news is that the loss estimate that we built into it turned out to have been a little bit on the conservative side. Our actual losses have been less than we anticipated, and we think that will continue. That part of it has gone well.
---------------------------------------------

JEFFERSON HARRALSON

OK, can you comment on the loss rates of indirect auto? Have they been flat or improved or down?

---------------------------------------------

MICHAEL SPERRY

They were low in the fourth quarter of last year, low in the first quarter of this year, a little higher this quarter, but still not as high as they were in the first part of 2002. So they are in the 1.1 to 1.15 range, which is, you know, where we had anticipated they would be.

---------------------------------------------

JEFFERSON HARRALSON

Mack, when you talk about your 3-year goals later in the quarter, I guess what are you going to have goals on? The same ratios you did before or is it going to be EPS growth goals or are you going to focus on ROE and such?

---------------------------------------------

MACK WHITTLE

You know, we are in the early stages of formulating that and we don't want to paint ourselves in a box with it. But, I think, if you look at what we would define as high performing banks, they all have different ratios. Some may have high ROEs and low ROAs and good EPS growth rate but--so, we are going to give ourselves some flexibility but, I think to look at strong EPS growth rate that will very definitely be one of the goals. As most of you know we still look at our earnings on an operating basis and you know we will--we may look at beginning to convert to cash on some of this but, you know, our financial goals set three years ago are operating numbers. And as we move forward, I think, you probably will see an ROE goal that will be part of it. We are looking at the ROA side of it and what the acquisition strategy, what kind of realistic ROA goal we could have. You know, obviously credit performance, as we did before, will be a part of it. We want to see that those non-performers and--in order to get to the high performing level we will have to have the charge-offs down in the 35 basis points and the nonperformers down in the 65 to 70 basis point range and make that work. We will set the same discipline in place that we did here and look at acquisitions and price acquisitions so that they are accretive to what those financial goals will be.
---------------------------------------------

JEFFERSON HARRALSON

OK, thanks guys.

---------------------------------------------

MACK WHITTLE

We've got non-interest income, that's another one, 25% of revenue is the goal we set for the year. That's still substantially below the average of the peers, so we, you know, we need to do some things strategically to build that. So, I think you will continue to see non-interest income as a part of that. You will see it in a small way a part of our acquisition strategy as we make some small acquisitions.
---------------------------------------------

OPERATOR

Our next question is from Ross Haberman of Haberman.

---------------------------------------------

ROSS HABERMAN

How are you gentlemen?

---------------------------------------------

MACK WHITTLE

We are doing well, thanks.

---------------------------------------------

ROSS HABERMAN

Quick question, Mack. Could you, I guess, touch upon again the acquisitions and is Florida going to continue to be an emphasis or North Carolina, like the MountainBank type of deal?

---------------------------------------------

MACK WHITTLE

I mean, we would like to stay within our footprint, okay. And within that Florida footprint there are a handful of banks that are of the size. I think when we look at our acquisition strategy we don't want to do anything much over a billion dollars. We think that about 8% to 10% of total assets size is a nice size for us to properly integrate and do it seamlessly. That could be in one bank, that could be in multiple banks. So there are not many that are of that size in Florida, that remain in Florida. There are some that are smaller than that and we continue, as I said earlier, to look at those, probably stay within that footprint and that is central Florida to northern Florida footprint. We don't have any plans to look at south Florida, you know, how the Barnett team that we put into our team know Florida quite well and really feel like we are getting into a whole different banking environment, once you get in the southern part of Florida. So, that is not a part of the strategy. North Carolina is intriguing; I mean, you know, one of the things that we have--that is the part of that focus is the markets that we move into and we are not looking at any market that is not growing faster than the national average and growing faster than the southeastern average in population growth, household growth, and per capita household income growth. So there are certain markets in North Carolina that would address that. I don't have any thing specific that we're working on but parts of North Carolina would fit within the footprint that we have defined.

Again, North Carolina is an attractive state as is South Carolina. But I think if you look at the Provident pricing and the FNB transaction, Florida is still going to demand a premium. So you know, if all things being equal, I think we'd prefer to expand to Florida, the Florida piece of it. Plus, the scale there, you know, we've got the branches there, we're in the markets, we'd like to grow market share in Jacksonville, Orlando and Tampa. We've got 2% of market share in those markets. And we'd like that to be, you know, closer to 10%. Lot of that will come organically but you know, if there's an acquisition opportunity to help us grow that, then we'll do that as well.

---------------------------------------------

ROSS HABERMAN

Is de novo branching in Florida part of the equation?

---------------------------------------------

MACK WHITTLE

Yes, absolutely. We'll build out probably five to six new branches next year and a good part of those will be in the Florida market.

---------------------------------------------

ROSS HABERMAN

Thank you.

---------------------------------------------

OPERATOR

At this time I'd like to turn the call back over to Ms. Gentry for any closing remarks.

---------------------------------------------

MARY GENTRY

We just want to thank everybody for joining us. And if you have additional questions or need any additional information, feel free to give us a call. Thank you.

---------------------------------------------

OPERATOR

Thank you for participating in today's conference call and have a nice day.



---------------------------------------------




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